November 12, 2015

VIA EDGAR

Jennifer Monick

Assistant Chief Accountant

Office of Real Estate and Commodities

Jorge L. Bonilla

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	HFF, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2014

Filed February 27, 2015

File No. 001-33280

Dear Ms. Monick and Mr. Bonilla:

On behalf of HFF, Inc. (the “Company”), set forth below is the Company’s response to the comment provided by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company on October 28, 2015, regarding the Company’s Form 10-K for the Fiscal Year Ended December 31, 2014, filed February 27 (File No. 001-33280) (the “Form 10-K”). For your convenience, the Staff’s comment is presented in bold, italicized text below, and the comment is followed by the Company’s response.

Jennifer Monick Jorge L. Bonilla November 12, 2015 Page 2

Form 10-K for the Fiscal Year Ended December 31, 2014

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Loan Servicing Fees, page 31

•	We note your response to comment 1 that your loan servicing platform is not material to the Company’s overall consolidated results. It appears from your response that your materiality assessment is based on the percentage of servicing revenue to total revenue. Please tell us the contribution of your loan servicing platform to net income and how you considered the impact to net income in determining whether the requested disclosure is relevant to an investor’s financial assessment of the Company.

The Company accepts the Staff’s comment and respectfully submits that the contribution of its loan servicing platform is not material to the Company’s overall consolidated results. The Company does not maintain a separate income statement with fully allocated expenses in arriving at the net income contribution from its loan servicing platform activities. However, applying a reasonable approach to fully allocating other overhead-related expenses to the Company’s loan servicing platform, the Company has estimated that the loan servicing platform’s net income contribution to consolidated net income, as a percentage of consolidated net income, was approximately 6.9%, 8.0% and 7.6% for the years ended December 31, 2014, 2013 and 2012, respectively.

As the Company noted in its previous correspondence, dated October 2, 2015, the Company’s loan servicing activities are primarily as a third-party servicer, and the Company performs primary and sub-servicer activities for, among others: (i) life insurance companies, (ii) Freddie Mac, (iii) Fannie Mae (through strategic relationships with several delegated underwriting and servicing lenders), and (iv) commercial mortgage-backed securities originators. These primary and sub-servicer activities performed by the Company’s loan servicing platform are complimentary to the Company’s core business activities as a commercial real estate financial intermediary, which core business activities are primarily comprised of debt placement, investment sales, equity placement and loan sales.

In view of the facts described above, the Company therefore believes that as a complimentary element of the Company’s core business that has not, in the past three years, exceeded 8.0% of the Company’s consolidated net income (or, as described in previous correspondence, 4.9% of the Company’s total revenue), neither the Company’s loan servicing platform’s contribution to the consolidated results of the Company, nor the Staff’s requested disclosures, would be relevant to an investor’s financial assessment of the Company.

* * * * * * *

Jennifer Monick Jorge L. Bonilla November 12, 2015 Page 3

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s Annual Report on Form 10-K;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s Annual Report on Form 10-K;

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * * * *

If you have any questions or if you require additional information, please do not hesitate to contact me at (412) 281-8714.

Sincerely,

/s/ Gregory R. Conley
Gregory R. Conley
Chief Financial Officer

cc:	Mark D. Gibson, Chief Executive Officer

Nancy O. Goodson, Chief Operating Officer

HFF, Inc.

James A. Lebovitz

Dechert LLP